Immix Biopharma, Inc.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

July 18, 2022

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Immix Biopharma, Inc.
File No. 333-265292
Application for Withdrawal on Form RW pursuant to Rule 477 of the
Securities Act of 1933 of the Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Immix Biopharma, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-265292) as filed with the Commission on May 27, 2022, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue a public offering of its securities at this time due to the availability of other opportunities that the Board of Directors of the Company deemed to be in the best interests of the Company and its shareholders. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements of the Registrant or an affiliate.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

July 18, 2022

If you have any questions regarding the foregoing application for withdrawal, please contact the Company’s counsel, Jeffrey Fessler, Esq. of Sheppard Mullin Richter & Hampton, LLP, at (212) 634-3067.

Sincerely,

Immix Biopharma, Inc.

By:	/s/ Ilya Rachman
Ilya Rachman
Chief Executive Officer